Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

INSIDE INFORMATION AND PROPOSED OFF-MARKET

SHARE BUY-BACK

PROPOSED OFFERINGS OF US$700 MILLION

CONVERTIBLE SENIOR NOTES,

CONCURRENT EQUITY PLACEMENT AND

CONCURRENT SHARE REPURCHASES

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

THE PROPOSED TRANSACTIONS

Bilibili Inc. (“Bilibili” or the “Company”) today announced that it is proposing to carry out the following transactions:

(a)	offerings by the Company of US$700 million in aggregate principal amount of convertible senior notes due 2031;

(b)	included in the above notes offerings, a subscription by Tencent (through its subsidiary) of US$200 million in aggregate principal amount of the notes on the same terms as other investors;

(c)

a secondary placement of Class Z Ordinary Shares comprising approximately US$400 million of existing Class Z Ordinary Shares held by Tencent (through its subsidiary) and certain shares borrowed from non-affiliate third parties, offered concurrently to the same category of investors and through the same bookbuilding process; and

(d)

share repurchases by the Company of (i) approximately US$100 million (as currently expected) of the borrowed shares to mitigate potential dilution upon conversion of the notes, and (ii) US$200 million of existing Class Z Ordinary Shares (including in the form of ADSs) from Tencent (through its subsidiaries), in each case at the clearing price of the above mentioned secondary placement.

Proposed Notes Offerings

The Company is proposing to conduct offerings of US$700 million in aggregate principal amount of convertible senior notes due 2031 (the “Notes”) (the “Notes Offerings”, comprising the Marketed Notes Offering and the Tencent Notes Subscription, both as defined below), subject to market conditions and other factors. The Notes will be offered only to non-U.S. persons that are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) outside the United States in compliance with Regulation S under the Securities Act. Of the Notes Offerings, the offering of US$500 million in aggregate principal amount of the Notes to investors other than Tencent (through its subsidiary) shall be hereinafter referred to as the “Marketed Notes Offering”.

The Company plans to use the aggregate proceeds from the Notes Offerings in the following manner: (a) to fund the Concurrent Delta Repurchase (as defined below); (b) to fund the Concurrent Tencent Repurchase (as defined below); (c) for AI-driven growth, including but not limited to: (i) strengthen its AI capabilities in content comprehension, recommendation and creation; (ii) deepen user engagement with its high-quality content and community; and (iii) leverage AI to boost productivity and efficiency; and (d) for general corporate purposes.

Tencent Notes Subscription

Tencent (through its subsidiary, Huang River) has agreed to subscribe for US$200 million of the principal amount of the Notes, in addition to the aggregate principal amount of the Notes that will be offered in the Marketed Notes Offering, in compliance with Regulation S under the Securities Act, on the same terms of the Notes and at the same initial offering price as will be offered to the investors in the Marketed Notes Offering (the “Tencent Notes Subscription”).

The closings of the Tencent Notes Subscription and the Concurrent Tencent Repurchase (described below) will be concurrent (i.e. if the Tencent Notes Subscription does not proceed to closing, the Concurrent Tencent Repurchase would not proceed to closing either and vice versa), and will be conditional upon completion of the Marketed Notes Offering. The closings of the Tencent Notes Subscription and the Concurrent Tencent Repurchase are deferred until certain conditions precedent described below are met. The closing of the Marketed Notes Offering is not conditional upon the closing of the Tencent Notes Subscription.

At the concurrent closings of the Tencent Notes Subscription and the Concurrent Tencent Repurchase, the subscription price payable by Huang River to the Company, on the one hand, and the aggregate repurchase price payable by the Company to Huang River and Tencent Mobility, on the other hand, shall be satisfied and discharged by set-off against each other.

Concurrent Equity Placement

In connection with the Marketed Notes Offering, a number of the Company’s Class Z Ordinary Shares will be borrowed from non-affiliate third parties and offered, on a several basis, by certain financial institutions acting as the initial purchasers of the Marketed Notes Offering (or their respective affiliates) (in such capacity, the “Concurrent Delta Offering Banks”) in a fixed-price offering to non-U.S. persons in offshore transactions pursuant to Rule 903 of Regulation S under the Securities Act (the “Concurrent Delta Offering”). The Concurrent Delta Offering Banks will use the resulting short positions to facilitate the establishment of initial short positions by certain investors subscribing for the Notes who employ a convertible arbitrage strategy (the “Convertible Arbitrage Investors”) to hedge their investments in the Notes. Such short positions may be established by Convertible Arbitrage Investors through sales of borrowed Class Z Ordinary Shares or synthetically through derivative transactions, in each case, to be facilitated by the Concurrent Delta Offering Banks. The number of Class Z Ordinary Shares subject to the Concurrent Delta Offering will be determined at the time of pricing of the Marketed Notes Offering and is expected to generally correspond to such initial short positions of the Convertible Arbitrage Investors.

In addition to and concurrently with the Concurrent Delta Offering, Tencent (through its subsidiary) is proposing to offer and sell approximately US$400 million of Class Z Ordinary Shares through the same financial institutions that act as the Concurrent Delta Offering Banks (the “Tencent Secondary Placement” and, together with the Concurrent Delta Offering, the “Concurrent Equity Placement”). All the shares in the Concurrent Equity Placement are expected to be offered concurrently to the same category of investors and through the same bookbuilding process. The offering price of the Concurrent Equity Placement determined through such bookbuilding process (the “Reference Price”), excluding any transactional fees and rebates, will constitute the reference price for determining the initial conversion price of the Notes and will also represent the purchase price in the Concurrent Delta Repurchase (defined below) and the Concurrent Tencent Repurchase (defined below).

The Company will not issue any new Class Z Ordinary Shares in, or receive any proceeds from, the Concurrent Equity Placement. Tencent (through its subsidiary) will receive the net proceeds from the Tencent Secondary Placement.

Concurrent Repurchases

The Company expects to use approximately US$100 million to repurchase a portion of the borrowed Class Z Ordinary Shares offered in the Concurrent Delta Offering (the “Concurrent Delta Repurchase”) concurrently with the closing of the Marketed Notes Offering and to use US$200 million to repurchase a portion of the existing Class Z Ordinary Shares (including in the form of ADSs) held by Tencent through Huang River and Tencent Mobility (the “Concurrent Tencent Repurchase” and, together with the Concurrent Delta Repurchase, the “Concurrent Repurchases”) concurrently with the closing of the Tencent Notes Subscription.

The purchase price in each of the Concurrent Delta Repurchase and the Concurrent Tencent Repurchase will be the Reference Price. The Company expects to cancel the repurchased Shares following the closings of the Concurrent Repurchases.

APPROVAL AND WAIVER IN RESPECT OF THE CONCURRENT DELTA REPURCHASE

In view of the purpose of the Concurrent Delta Repurchase, the Company has applied for, and the Stock Exchange has granted, its approval under Rule 10.06(3)(a) of the Listing Rules (the “Rule 10.06(3)(a) Approval”), such that the Company can conduct the Concurrent Delta Repurchase concurrently with the Notes Offerings on an overnight basis, on the basis that:

(a)

The Concurrent Delta Repurchase is part and parcel of the Marketed Notes Offering to facilitate the Convertible Arbitrage Investors to establish an initial hedge required for their investments in the Notes, and to mitigate the negative share price impact of such hedging activities and the potential dilution impact of the Marketed Notes Offering. As such, the Concurrent Delta Repurchase would be beneficial to the Company and its Shareholders as a whole;

(b)

The Concurrent Delta Repurchase would not artificially inflate the conversion price of the Notes. The Notes Offerings would be launched after market close in Hong Kong, and the conversion price of the Notes Offerings and the offering price in the Concurrent Equity Placement (and hence purchase price in the Concurrent Delta Repurchase) would be determined at around the same time with reference to the last closing price of the Class Z Ordinary Shares. The offering price in the Concurrent Equity Placement would be determined through a bookbuilding among the Concurrent Delta Offering Banks and other investors, in which the Company would not be involved. The Company would announce the terms of the Notes and the Concurrent Delta Repurchase (including the respective pricing terms) before the market re-opens in Hong Kong on the next trading day. In light of the foregoing, the Concurrent Delta Repurchase would not pose a material risk of price inflation;

(c)

Save for the Concurrent Repurchases, the Company had not conducted any share buybacks within 30 days before the announcement of the Notes Offerings, and it would not make a new issue of Shares or a sale or transfer of any treasury shares, or announce a proposed new issue of Shares or a sale or transfer of any treasury shares (save for the circumstances as set out in the note to Rule 10.06(3)(a) of the Listing Rules), for a period of 30 days after the Concurrent Repurchases, whether on the Stock Exchange or otherwise, without the prior consent of the Stock Exchange; and

(d)

The listed securities of the Company are less susceptible to price manipulation given the Company’s large market capitalisation and high liquidity. The Company has a large market capitalization of approximately HK$50.1 billion as of September 3, 2026 and high liquidity with an average daily trading volume of HK$670.0 million on the Stock Exchange and US$55.7 million on the Nasdaq in the past six months immediately preceding September 3, 2026.

In addition, in respect of the Concurrent Delta Repurchase, the Company has applied for, and has been granted, by the Executive a waiver from compliance with the Buybacks Code (excluding Rule 6 of the Buybacks Code) having considered all the relevant circumstances.

PROPOSED OFF-MARKET SHARE BUY-BACK

On September 4, 2026, the Company and Tencent executed a notes subscription and share repurchase agreement in respect of the Tencent Notes Subscription and the Concurrent Tencent Repurchase (the “Tencent Subscription and Repurchase Agreement”), which has taken effect upon the publication of the press release issued by or on behalf of the Company announcing the launch of the proposed Marketed Notes Offering.

The Concurrent Tencent Repurchase constitutes an off-market share buy-back under the Buybacks Code. The Company has applied for, and the Executive has indicated that it is minded to grant, the approval of the Concurrent Tencent Repurchase under Rule 2 of the Buybacks Code, subject to the conditions provided thereunder (the “Rule 2 Approval”). The conditions to the Rule 2 Approval will include, among other things, approval of the Concurrent Tencent Repurchase by at least three-fourths of the votes cast on a poll by the Disinterested Shareholders present in person or by proxy at a meeting to be held for such purposes. For the approval and waiver obtained in respect of the Concurrent Tencent Repurchase, see the section headed “Approval and waiver in respect of the Concurrent Tencent Repurchase” below.

The Tencent Subscription and Repurchase Agreement

The principal terms of the Tencent Subscription and Repurchase Agreement are summarized as follows:

Date:	September 4, 2026

Parties:	(a) Huang River

(b) Tencent Mobility (together with Huang River, the “Tencent Sellers”)

(c) the Company

Effective date:	Save for certain representations and warranties made as of the date of the agreement which shall take effect upon execution and delivery of the agreement, the remaining rights and obligations of the parties under the Tencent Subscription and Repurchase Agreement shall automatically become effective upon the publication of the press release issued by or on behalf of the Company announcing the launch of the proposed Marketed Notes Offering.

Tencent Notes Subscription:	Upon the terms and subject to the conditions of the Tencent Subscription and Repurchase Agreement, at the Closing (defined below), Huang River agrees to subscribe for and purchase from the Company, and the Company agrees to issue, sell and deliver to Huang River, US$200 million aggregate principal amount of the Notes, free and clear of all encumbrances (except for transfer restrictions set forth in the terms of the Notes as contemplated by the pricing term sheet and as may be required by applicable securities laws), for a subscription price (the “Subscription Price”) equal to 100% of the aggregate principal amount of US$200 million.

It is the parties’ expectation that the Notes deliverable in the Tencent Notes Subscription will be issued pursuant to the same indenture as, will constitute the same series as, and upon the Closing will be fungible with, the Notes offered and sold in the Marketed Notes Offering.

Concurrent Tencent Repurchase:	Upon the terms and subject to conditions of the Tencent Subscription and Repurchase Agreement, at the Closing, (i) Huang River agrees to sell to the Company, and the Company agrees to purchase from Huang River, the 10,954,357 ADSs held by Huang River (“Huang River Sale ADSs”) and (ii) Tencent Mobility agrees to sell to the Company, and the Company agrees to purchase from Tencent Mobility, such number of Class Z Ordinary Shares (including ADSs representing Class Z Ordinary Shares) (the “Tencent Mobility Sale Shares” and, together with the Huang River Sale ADSs, the “Sale Shares”) equal to (x) the quotient obtained by dividing US$200 million (the “Aggregate Repurchase Price”) by the US$ equivalent of the Reference Price (with such quotient rounded to the nearest whole number), minus (y) the number of Class Z Ordinary Shares represented by the Huang River Sale ADSs. The Sale Shares, when delivered, shall be free from any encumbrance (provided that any “restricted security” status of the Sale Shares within the meaning of Rule 144 under the Securities Act shall not be deemed an encumbrance), fully paid (in the case of Class Z Ordinary Shares) and with all rights attached or accruing to them on and from the Closing.

Conditions precedent to Closing:	The obligations of the Company and the Tencent Sellers to consummate the Closing are subject to the satisfaction of each of the following conditions, unless otherwise waived in writing by the parties, provided that each of the conditions under (a) to (d) below cannot be waived:

(a) the resolutions approving the Concurrent Tencent Repurchase shall have been passed at the EGM by at least three-fourths of the votes cast on a poll by the Disinterested Shareholders;

(b) the Rule 10.06(3)(a) Approval, the Rule 7 Waiver and the Rule 2 Approval shall have been granted and not withdrawn;

(c) the Marketed Notes Offering in the aggregate principal amount of US$500 million shall have been completed in accordance with the terms set forth in the pricing term sheet; and

(d) the consummation of the Tencent Notes Subscription and the Concurrent Tencent Repurchase shall take place concurrently at the Closing.

The obligation of each Tencent Seller to consummate the Closing is subject to the satisfaction of each of the following further conditions, unless otherwise waived in writing by such Tencent Seller:

(a)   representations and warranties of the Company shall be true and correct in all respects or in all material respects (as applicable) as of the date of the agreement and as of the Closing Date (defined below);

(b)   the Company shall have performed and complied in all material respects with all of its obligations, agreements, and covenants contained in the agreement that are required to be performed or complied with on or before the Closing, and shall not be in breach of or default under any such obligations, agreements, or covenants; and

(c)   the Notes deliverable in the Tencent Notes Subscription shall be issued pursuant to the same indenture as, shall constitute the same series as, and upon the Closing shall be fungible with, the Notes offered and sold in the Marketed Notes Offering.

The obligation of the Company to consummate the Closing is subject to the satisfaction of each of the following further conditions, unless otherwise waived in writing by the Company:

(a) representations and warranties of each Tencent Seller shall be true and correct in all material respects as of the date of the agreement and as of the Closing Date; and

(b)   each Tencent Seller shall have performed and complied in all material respects with all of its obligations, agreements, and covenants contained in the agreement that are required to be performed or complied with on or before the Closing, and shall not be in breach of or default under any such obligations, agreements, or covenants.

The agreement may be terminated by the delivery of written notice by any party to the other parties if the Closing has not occurred by the Long Stop Date.

Closing:	The concurrent closing (the “Closing” and, date of the Closing, the “Closing Date”) of the Tencent Notes Subscription and the Concurrent Tencent Repurchase shall take place on the fifth (5th) Business Day after the satisfaction or, to the extent permissible, waiver by the party(ies) entitled to the benefit of the conditions precedent (other than the conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), or at such other time or place as the parties may agree in writing.

Payment of consideration:	On the Closing Date, the Subscription Price payable by Huang River to the Company and the Aggregate Repurchase Price payable by the Company to the Tencent Sellers shall be satisfied and discharged solely by way of a multilateral set-off among the Company, Huang River and Tencent Mobility such that the Company will apply and set off the portion of the Aggregate Repurchase Price payable to each Tencent Seller in or towards satisfaction and discharge of the Subscription Price payable by Huang River to the Company, and apply and set off the Subscription Price payable by Huang River to the Company in or towards satisfaction and discharge of the Aggregate Repurchase Price payable by the Company to the Tencent Sellers.

Irrevocable Undertakings

Based on the shareholding of the following Shareholders as at the date of this announcement and the number of issued Shares as at August 31, 2026:

(a)

Vanship Limited, which is indirectly controlled by Mr. Rui Chen, our Director, Chairman of the Board, Chief Executive Officer and one of our WVR Beneficiaries, holds 48,032,802 Class Y Ordinary Shares, representing approximately 11.5% of the issued Shares and 42.3% of the total voting rights in the Company;

(b)

Saber Lily Limited, which is indirectly controlled by Ms. Ni Li, our Director, Vice Chairwoman of the Board, Chief Operating Officer and one of our WVR Beneficiaries, holds 7,200,000 Class Y Ordinary Shares, representing approximately 1.7% of the issued Shares and 6.3% of the total voting rights in the Company; and

(c)

Kami Sama Limited, which is indirectly controlled by Mr. Yi Xu, our Director, President and one of our WVR Beneficiaries, holds 24,467,208 Class Y Ordinary Shares and 2,900,000 Class Z Ordinary Shares[1]; Mr. Yi Xu also holds 45,000 ADSs. In aggregate, Mr. Yi Xu’s Shares (held directly and indirectly) represent approximately 6.6% of the issued Shares and 21.8% of the total voting rights in the Company.

1

In the case of Kami Sama Limited, the 2,900,000 Class Z Ordinary Shares held by it are subject to a prepaid variable share forward transaction with a stock lending arrangement, so that it is not entitled to exercise the voting rights attached to those Shares.

On September 4, 2026, each of the above Shareholders (collectively the “Committed Shareholders”) executed an irrevocable undertaking in favour of the Company (collectively, the “Irrevocable Undertakings”), pursuant to which each of the Committed Shareholders has irrevocably undertaken to the Company to cast all votes in respect of the Shares held by it as of the date of its Irrevocable Undertaking and any other Shares it acquires after the date of its Irrevocable Undertaking (to the extent such Shareholder is not prohibited by any pre-existing contracts, applicable laws or regulations or governmental authorities from casting such vote) in favour of any resolution(s) put to the Shareholders at any general meeting to be convened in connection with the Concurrent Tencent Repurchase to approve the Concurrent Tencent Repurchase and related arrangements.

Other Arrangements

As at the date of this announcement:

(a)

other than the 40,014,008 Class Z Ordinary Shares and ADSs held by Tencent (through its subsidiaries), including 10,954,357 Class Z Ordinary Shares (in the form of ADSs) held by Huang River, 29,011,651 Class Z Ordinary Shares and ADSs held by Tencent Mobility, and 48,000 Class Z Ordinary Shares held by China Literature, neither Tencent nor any party acting in concert with it holds, owns, controls or directs any Shares, convertible securities, warrants, options or derivatives in respect of the Shares;

(b)

save for the Irrevocable Undertakings, none of the Company, Tencent or any party acting in concert with it has received an irrevocable commitment to vote in favour of or against the Concurrent Tencent Repurchase;

(c)	save for the Tencent Notes Subscription, neither Tencent nor any party acting in concert with it has entered into any outstanding derivatives in respect of the securities in the Company;

(d)

other than the Tencent Subscription and Repurchase Agreement, neither the Company, Tencent nor any party acting in concert with it has any arrangement (whether by way of option, indemnity or otherwise) or contracts under Note 8 to Rule 22 of the Takeovers Code in relation to the Shares which might be material to the Concurrent Tencent Repurchase;

(e)

other than the Tencent Subscription and Repurchase Agreement, neither the Company, Tencent nor any party acting in concert with it has any agreement or arrangement to which the Company, Tencent or parties acting in concert with it is a party which relates to the circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition to the Concurrent Tencent Repurchase; or has borrowed or lent any relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) in the Company;

(f)

save as disclosed in this announcement, there is no consideration, compensation or benefit in whatever form paid or to be paid by the Group to Tencent or any party acting in concert with it in connection with the Concurrent Tencent Repurchase;

(g)

save as disclosed in this announcement, there is no understanding, arrangement, agreement or special deal (as defined under Rule 25 of the Takeovers Code) between the Group on the one hand, and Tencent and any party acting in concert with it on the other hand; and

(h)

save as disclosed in this announcement, there is no understanding, arrangement or agreement or special deal (as defined under Rule 25 of the Takeovers Code) between (1) any Shareholder; and (2) the Company, its subsidiaries or associated companies.

APPROVAL AND WAIVER IN RESPECT OF THE CONCURRENT TENCENT REPURCHASE

The Company has applied for, and the Stock Exchange has granted, the Rule 10.06(3)(a) Approval such that the Company can conduct the Concurrent Tencent Repurchase and the Tencent Notes Subscription concurrently, on the basis that:

(a)

The Concurrent Tencent Repurchase is a transparent, market-based way of facilitating an orderly disposal of Tencent’s shareholding in the Company to minimize the potential market volatility that may otherwise result from such disposal. Further, the initial conversion price of the Notes is expected to be at a premium to the Reference Price. In the Company’s view, the Concurrent Tencent Repurchase would benefit the Company and the Shareholders as a whole. The Concurrent Tencent Repurchase is not intended to provide Tencent with a preferential exit opportunity;

(b)

The Concurrent Tencent Repurchase would not artificially inflate the conversion price of the Notes. The Notes Offerings would be launched after market close in Hong Kong, and the conversion price of the Notes Offerings and the offering price in the Concurrent Equity Placement (and hence purchase price in the Concurrent Tencent Repurchase) would be determined at around the same time with reference to the last closing price of the Class Z Ordinary Shares. The offering price in the Concurrent Equity Placement would be determined through a bookbuilding among the Concurrent Delta Offering Banks and other investors, in which the Company would not be involved. The Company would announce the terms of the Notes and the Concurrent Tencent Repurchase (including the respective pricing terms) before the market re-opens in Hong Kong on the next trading day. In light of the foregoing, the Concurrent Tencent Repurchase would not pose a material risk of price inflation;

(c)

Given that the closings of the Concurrent Tencent Repurchase and Tencent Notes Subscription are intended to be concurrent pursuant to the Tencent Subscription and Repurchase Agreement and that the aggregate repurchase price under the Concurrent Tencent Repurchase will be set off in full against the subscription price under the Tencent Notes Subscription (which forms part of the Notes Offerings), it would be impracticable for the Company to defer the closing of the Tencent Notes Subscription until 30 days after the closing of the Concurrent Tencent Repurchase;

(d)

The Concurrent Tencent Repurchase is subject to the approval by at least three-fourths of the votes cast on a poll by Disinterested Shareholders at the EGM pursuant to Rule 2 of the Buybacks Code. The overall framework and the key terms of the proposed transactions will be disclosed in this announcement, the pricing announcement and the EGM circular (which will contain the letter from the Independent Board Committee and the letter from the Independent Financial Adviser) of the Company. As such, the Disinterested Shareholders will be provided with sufficient information to assess the proposed transactions and form their voting decisions; and

(e)

The same reasons set out in paragraphs (c) and (d) under the section headed “Approval and waiver in respect of the Concurrent Delta Repurchase” above for the Rule 10.06(3)(a) Approval in respect of the Concurrent Delta Repurchase also apply to the Concurrent Tencent Repurchase.

In addition, in respect of the Concurrent Tencent Repurchase, (i) the Company has applied for, and the Executive has granted, a waiver from strict compliance with Rule 7 of the Buybacks Code (“Rule 7 Waiver”) having considered all the relevant circumstances; and (ii) the Executive has indicated that it is minded to grant the Rule 2 Approval subject to the conditions set out in Rule 2 of the Buybacks Code.

INFORMATION OF THE COMPANY

The Company was incorporated in the Cayman Islands on December 23, 2013 as an exempted company with its securities being dual-primary listed on Nasdaq and the Stock Exchange. The Group is an iconic brand and a leading video community for young generations in China.

INFORMATION OF TENCENT

Tencent is a company incorporated in the Cayman Islands with limited liability, whose shares are listed on the Stock Exchange (stock code: 00700 (HKD Counter) and 80700 (RMB Counter)). The Tencent group is principally engaged in the provision of communication, social, digital content, games, marketing services, fintech and business services primarily in the PRC.

REASONS FOR AND BENEFITS OF THE PROPOSED TRANSACTIONS

In light of the strength of the current equity-linked capital market, the Company is considering taking advantage of the current environment to raise capital on attractive terms through the Notes Offerings. Apart from using a portion of the aggregate proceeds from the Notes Offerings to fund the Concurrent Repurchases, the Company plans to use the remaining proceeds for AI-driven growth, including but not limited to: (i) strengthen its AI capabilities in content comprehension, recommendation and creation, (ii) deepen user engagement with its high-quality content and community, and (iii) leverage AI to boost productivity and efficiency; and for general corporate purposes. Tencent’s subscription of the Notes also demonstrates Tencent’s continued confidence in the Company’s long-term outlook.

Further, based on the same reasons supporting the Rule 10.06(3)(a) Approvals as set out under the sections headed “Approval and waiver in respect of the Concurrent Delta Repurchase” and “Approval and waiver in respect of the Concurrent Tencent Repurchase” above, respectively, the Company considers the proposed transactions transparent, market-based, and fair to all of its Shareholders.

Taking into account the above, the Directors (excluding the members of the Independent Board Committee who will give their opinions after taking advice from the Independent Financial Adviser) are of the view that the terms and conditions of the Concurrent Tencent Repurchase are fair and reasonable, and in the interests of the Company and the Shareholders as a whole.

No Director has a material interest in the Concurrent Tencent Repurchase. Accordingly, no Director was required to abstain from voting at the Board meeting approving the Concurrent Tencent Repurchase and the related arrangements.

INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee (comprising all the independent Directors) has been established to consider the Concurrent Tencent Repurchase and to give recommendation to the Disinterested Shareholders as to how to vote on the resolutions to be proposed at the EGM in relation thereto.

Gram Capital Limited has been appointed as the Independent Financial Adviser by the Company with the approval of the Independent Board Committee to advise the Independent Board Committee in this regard.

EGM AND DESPATCH OF CIRCULAR

The Company expects to convene an EGM to seek approval of the Concurrent Tencent Repurchase by at least three-fourths of the votes cast by Disinterested Shareholders. The closing of the Tencent Notes Subscription and the closing of the Concurrent Tencent Repurchase will be deferred until after the applicable conditions are satisfied. A circular containing, among others, details of the Concurrent Tencent Repurchase, the letter from the Independent Board Committee giving its recommendation to the Disinterested Shareholders on the Concurrent Tencent Repurchase, the letter from the Independent Financial Adviser containing its advice to the Independent Board Committee relating to the Concurrent Tencent Repurchase, the notice of the EGM and other information as required under the Listing Rules, the Takeovers Code and the Buybacks Code will be despatched to the Shareholders within 21 days from the date of this announcement (i.e. on or before September 25, 2026).

As at the date of this announcement, Tencent is interested in 40,014,008 Class Z Ordinary Shares and ADSs (representing 9.6% of the issued Shares and 3.5% of the total voting rights of the Company as at August 31, 2026) held through its subsidiaries, including 10,954,357 Class Z Ordinary Shares (in the form of ADSs) held by Huang River, 29,011,651 Class Z Ordinary Shares and ADSs held by Tencent Mobility, and 48,000 Class Z Ordinary Shares held by China Literature. Save as aforesaid, Tencent is not interested in any existing holding of voting rights or rights over the Shares. By reason of the requirements of the Buybacks Code, the Takeovers Code and the Listing Rules, Huang River, Tencent Mobility, and China Literature will abstain from voting at the EGM. Save for these parties, no other Shareholder is required to abstain from voting on the resolutions approving the Concurrent Tencent Repurchase.

GENERAL

Attached hereto as Schedule I is the full text of the press release issued by the Company on September 4, 2026 (U.S. Eastern Time), in relation to the Notes Offerings, Concurrent Equity Placement and Concurrent Repurchases, some of which may constitute material inside information of the Company.

The Company will publish a further announcement in due course in compliance with the relevant disclosure requirements under the Listing Rules.

The Notes referenced herein have not been registered under the Securities Act and may not be offered or sold in the United States or to U.S. Persons (other than distributors) (in each case, within the meaning of Regulation S under the Securities Act) unless such securities are registered under the Securities Act, or an exemption from the registration requirements is available.

DEFINITIONS

“acting in concert”	has the meaning ascribed to it under the Takeovers Code

“ADS(s)”	American Depositary Shares (each representing one Class Z Ordinary Share)

“Board”	the board of directors of the Company

“Bulk Issuance Shares”	Class Z Ordinary Shares that are reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans

“Buybacks Code”	the Hong Kong Code on Share Buy-backs

“Business Day”	means a day (excluding Saturdays, Sundays and public holidays) on which the Stock Exchange is generally open for transaction of business and banks are generally open for business in Hong Kong and New York City

“China” or “the PRC”	the People’s Republic of China, and for the purposes of this announcement only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“China Literature”	China Literature Limited (閱文集團), an exempted company incorporated in the Cayman Islands with limited liability on April 22, 2013, whose shares are listed on the Main Board of the Stock Exchange (HKEX: 772), and a subsidiary of Tencent

“Class Y Ordinary Shares”	Class Y ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class Y ordinary share 10 votes per share on any resolution tabled at the Company’s general meeting, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis

“Class Z Ordinary Shares”	Class Z ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class Z ordinary share is entitled to one vote per share on any resolution tabled at the Company’s general meeting

“Company”	Bilibili Inc., a company with limited liability incorporated in the Cayman Islands on December 23, 2013

“Concurrent Delta Offering”	in connection with the Notes Offerings, the proposed fixed-price offering to non-U.S. persons in offshore transactions in reliance upon Regulation S under the Securities Act of a number of the Company’s Class Z Ordinary Shares to be borrowed from non-affiliate third parties to be conducted through the Concurrent Delta Offering Banks, to facilitate the establishment of initial short positions by certain investors subscribing for the Notes who employ a convertible arbitrage strategy

“Concurrent Delta Repurchase”	the proposed repurchase by the Company of a portion of the Class Z Ordinary Shares offered in the Concurrent Delta Offering for approximately US$100 million (as currently expected) at the Reference Price

“Concurrent Equity Placement”	the Concurrent Delta Offering and the Tencent Secondary Placement

“Concurrent Tencent Repurchase”	the proposed repurchase by the Company of a portion of the existing Class Z Ordinary Shares and ADSs held by Tencent (through Huang River and Tencent Mobility), for US$200 million at the Reference Price pursuant to and subject to the terms and conditions set forth in the Tencent Subscription and Repurchase Agreement

“Concurrent Repurchases”	the Concurrent Delta Repurchase and the Concurrent Tencent Repurchase

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Disinterested Shareholders”	Shareholder(s) other than Tencent Mobility, Huang River and China Literature (which are subsidiaries of Tencent and hold Shares and/ or ADSs), persons acting in concert with them, and Shareholders who have a material interest in the Concurrent Tencent Repurchase which is different from the interests of all other Shareholders

“EGM”	the extraordinary general meeting of Shareholders the Company expects to convene to seek approval of the Concurrent Tencent Repurchase by at least three-fourths of the votes cast by Disinterested Shareholders

“Exchange Act”	the Securities Exchange Act of 1934, as amended

“Executive”	the Executive Director of the Corporate Finance Division of the SFC, or any delegate of the Executive Director

“Group”	the Company, its subsidiaries and consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Huang River”	Huang River Investment Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Tencent

“Independent Board Committee”	the independent committee of the Board comprising all the independent Directors, namely, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding

“Independent Financial Adviser”	Gram Capital Limited, a licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the SFO, being the independent financial adviser to advise the Independent Board Committee and the Disinterested Shareholders in respect of the Concurrent Tencent Repurchase

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Long Stop Date”	means the date falling 100 days after the date of the Tencent Subscription and Repurchase Agreement or such other date as the parties thereto may agree in writing

“Marketed Notes Offering”	the offering of the Notes to investors other than Tencent

“Noteholder(s)”	holder of the Notes

“Notes”	US$700 million in aggregate principal amount of convertible senior notes due 2031

“Notes Offerings”	the Marketed Notes Offering and the Tencent Notes Subscription

“Rule 10.06(3)(a) Approval”	the Stock Exchange’s approval under Rule 10.06(3)(a) of the Listing Rules

“Rule 2 Approval”	approval by the Executive of the Concurrent Tencent Repurchase under Rule 2 of the Buybacks Code, subject to the conditions provided thereunder

“Rule 7 Waiver”	a waiver from strict compliance with Rule 7 of the Buybacks Code

“Reference Price”	the offering price of the Concurrent Equity Placement determined through the bookbuilding process

“Reserved Matters”	those matters or resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Rule 8A.24 of the Listing Rules, being: (i) any amendment to the memorandum or articles of association of the Company, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“SEC”	the Securities and Exchange Commission

“Securities Act”	the United States Securities Act of 1933, as amended

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shares”	the Class Y Ordinary Shares and/or Class Z Ordinary Shares in the share capital of the Company, as the context so requires.

In this announcement, unless otherwise specified, references to “issued Shares” exclude Bulk Issuance Shares and treasury shares (if any).

“Shareholder(s)”	holder(s) of the Share(s), and/or where the context requires, ADSs

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers

“Tencent”	Tencent Holdings Limited, a limited liability company organised and existing under the laws of the Cayman Islands and the shares of which are listed on the Stock Exchange (stock code: 00700 (HKD Counter) and 80700 (RMB Counter))

“Tencent Mobility”	Tencent Mobility Limited, a company limited by shares incorporated under the laws of Hong Kong and a wholly-owned subsidiary of Tencent

“Tencent Notes Subscription”	the proposed subscription by Tencent (through Huang River) for US$200 million of the principal amount of the Notes on the same terms as the investors in the Marketed Notes Offering pursuant to and subject to the terms and conditions set forth in the Tencent Subscription and Repurchase Agreement

“Tencent Subscription and Repurchase Agreement”	the notes subscription and share repurchase agreement executed by the Company, Huang River and Tencent Mobility on September 4, 2026 in respect of the Tencent Notes Subscription and the Concurrent Tencent Repurchase

“treasury shares”	has the meaning ascribed to it under the Listing Rules

“United States”	the United States of America

“US$”	US dollars, the lawful currency of the United States

“WVR”	weighted voting rights

“WVR Beneficiaries”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Rui Chen, Mr. Yi Xu and Ms. Ni Li, holding the Class Y Ordinary Shares

“%”	per cent.

Unless otherwise specified, all references to time and dates in this announcement refer to Hong Kong time and dates.

By order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, September 4, 2026

As at the date of this announcement, the Board comprises Mr. Rui Chen as the chairman, Ms. Ni Li and Mr. Yi Xu as directors, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding as independent directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Schedule I

Bilibili Inc. Announces Proposed Offerings of US$700 Million Convertible Senior Notes,

Concurrent Equity Placement and Concurrent Share Repurchases

SHANGHAI, September 4, 2026 (GLOBE NEWSWIRE) — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced the proposed offerings (the “Notes Offerings”) of US$700 million in aggregate principal amount of convertible senior notes due 2031 (the “Notes”), subject to market conditions and other factors, including US$200 million of the principal amount of the Notes subscribed for in the Tencent Notes Subscription (as described below). The Notes are initially available only to non-U.S. persons that are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) outside the United States in compliance with Regulation S under the Securities Act.

The Company plans to use the aggregate proceeds from the Notes Offerings in the following manner: (a) to fund the Concurrent Delta Repurchase (as defined below); (b) to fund the Concurrent Tencent Repurchase (as defined below); (c) for AI-driven growth, including but not limited to: (i) strengthen its AI capabilities in content comprehension, recommendation and creation, (ii) deepen user engagement with its high-quality content and community, and (iii) leverage AI to boost productivity and efficiency; and (d) for general corporate purposes.

Indicative Terms of the Notes

When issued, the Notes will be senior, unsecured obligations of the Company. The Notes will mature on September 15, 2031, unless repurchased, redeemed or converted in accordance with their terms prior to such date. Holders may convert their Notes at their option at any time prior to the close of business on the seventh scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will cause to be delivered the Company’s Class Z ordinary shares, par value US$0.0001 per share. The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. The initial conversion rate and other terms of the Notes will be determined at the time of pricing of the Notes.

The Company may redeem for cash all or any part of the Notes on or after September 28, 2029 if the last reported sale price of the Class Z ordinary shares (converted into U.S. dollars at the prevailing rate as of such trading day) has been at least 130% of the conversion price for the Notes then in effect for at least 20 trading days, whether or not consecutive, during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption (the “Optional Redemption”). In addition, the Company may redeem for cash all but not part of the Notes at any time if less than 10% of the aggregate principal amount of Notes originally issued remains outstanding at such time (the “Cleanup Redemption”). The Company may also redeem the Notes upon the occurrence of certain tax-related events (the “Tax Redemption”). Holders of the Notes may require the Company to repurchase for cash all or part of their Notes on September 15, 2029 or in the event of certain fundamental changes. In connection with certain corporate events or if the Company issues a notice of Optional Redemption, Cleanup Redemption or Tax Redemption, it will, under certain circumstances, increase the conversion rate for holders who elect to convert their Notes in connection with such corporate event or such Optional Redemption, Cleanup Redemption or Tax Redemption.

Tencent Notes Subscription

Tencent Holdings Limited (together with its subsidiaries, “Tencent”), through its subsidiary, has agreed to subscribe for US$200 million of the principal amount of the Notes, in addition to the aggregate principal amount of the Notes of US$500 million that will be offered to investors other than Tencent through certain financial institutions acting severally as the initial purchasers in compliance with Regulation S under the Securities Act (the “Marketed Notes Offering”), on the same terms of the Notes and at the same initial offering price as will be offered in the Marketed Notes Offering (the “Tencent Notes Subscription”).

The closings of the Tencent Notes Subscription and the Concurrent Tencent Repurchase (described below) will be concurrent and subject to the completion of the Marketed Notes Offering, the shareholders’ approval at the EGM (described below) and other customary conditions precedent.

Concurrent Equity Placement

In connection with the Marketed Notes Offering, a number of the Company’s Class Z ordinary shares will be borrowed from non-affiliate third parties and offered, on a several basis, by certain financial institutions acting as the initial purchasers of the Marketed Notes Offering (or their respective affiliates) (in such capacity, the “Concurrent Delta Offering Banks”) in a fixed-price offering to non-U.S. persons in offshore transactions pursuant to Rule 903 of Regulation S under the Securities Act (the “Concurrent Delta Offering”). The Concurrent Delta Offering Banks will use the resulting short positions to facilitate the establishment of initial short positions by certain investors subscribing for the Notes who employ a convertible arbitrage strategy (the “Convertible Arbitrage Investors”) to hedge their investments in the Notes. Such short positions may be established by Convertible Arbitrage Investors through sales of borrowed Class Z ordinary shares or synthetically through derivative transactions, in each case, to be facilitated by the Concurrent Delta Offering Banks. The number of Class Z ordinary shares subject to the Concurrent Delta Offering will be determined at the time of pricing of the Marketed Notes Offering and is expected to generally correspond to such initial short positions of the Convertible Arbitrage Investors.

In addition to and concurrently with the Concurrent Delta Offering, Tencent (through its subsidiary) is proposing to offer and sell approximately US$400 million of Class Z ordinary shares through the same financial institutions that act as the Concurrent Delta Offering Banks (the “Tencent Secondary Placement” and, together with the Concurrent Delta Offering, the “Concurrent Equity Placement”). All the shares in the Concurrent Equity Placement are expected to be offered concurrently to the same category of investors and through the same bookbuilding process. The offering price of the Concurrent Equity Placement determined through such bookbuilding process (the “Reference Price”), excluding any transactional fees and rebates, will constitute the reference price for determining the initial conversion price of the Notes and will also represent the purchase price in the Concurrent Delta Repurchase (defined below) and the Concurrent Tencent Repurchase (defined below).

The Company will not issue any new Class Z ordinary shares in, or receive any proceeds from, the Concurrent Equity Placement. Tencent will receive the net proceeds from the Tencent Secondary Placement.

Concurrent Repurchases

The Company expects to use approximately US$100 million to repurchase a portion of the borrowed Class Z ordinary shares offered in the Concurrent Delta Offering concurrently with the closing of the Marketed Notes Offering (the “Concurrent Delta Repurchase”) and to use US$200 million to repurchase a portion of the existing Class Z ordinary shares (including in the form of American depositary shares) held by Tencent concurrently with the closing of the Tencent Notes Subscription (the “Concurrent Tencent Repurchase” and, together with the Concurrent Delta Repurchase, the “Concurrent Repurchases”).

The purchase price in each of the Concurrent Delta Repurchase and the Concurrent Tencent Repurchase will be the Reference Price. The Company’s board of directors has authorized a separate special share repurchase program of up to US$300 million for the Concurrent Repurchases.

The Company has entered into an agreement with Tencent for the Tencent Notes Subscription and the Concurrent Tencent Repurchase. The Company expects to convene an extraordinary general meeting of shareholders (the “EGM”) in the near future to seek approval of the Concurrent Tencent Repurchase by at least three-fourths of the votes cast by disinterested shareholders present at the EGM.

Other Matters

The Notes, the Class Z ordinary shares deliverable upon conversion of the Notes and the Class Z ordinary shares to be offered and sold in the Concurrent Equity Placement have not been and will not be registered under the Securities Act or any state securities laws. They may not be offered or sold within the United States or to U.S. persons except pursuant to registration or an applicable exemption from the registration requirements of the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

This press release contains information about the pending Marketed Notes Offering, the Tencent Notes Subscription, the Concurrent Equity Placement and the Concurrent Repurchases, as well as the proposed EGM, and there can be no assurance that any of these transactions will be completed or that the required shareholder approval will be obtained.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the terms of the Notes, whether the Company will complete the Notes Offerings, the Concurrent Equity Placement, the Concurrent Repurchases or the Tencent Notes Subscription, whether the required shareholder approval will be obtained, the timing and outcome of the proposed EGM, descriptions of various hedging activities, and statements about Bilibili’s beliefs and expectations, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc. Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

Email: ir@bilibili.com

Piacente Financial Communications Helen Wu

Tel: +86-10-6508-0677

Email: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: bilibili@tpg-ir.com